VIA EDGAR & FEDEX

January 8, 2014

Mr. David R. Humphrey
Accounting Branch Chief, Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, DC 20549
U.S.A.

Re:       Elbit Systems Ltd. (the “Company,” “Elbit Systems” or “We”)
Form 20-F for the year ended December 31, 2012
Filed March 13, 2013
File No. 000-28998

Dear Mr. Humphrey:

Set forth herein are our responses to the comments contained in the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 22, 2013, with respect to our Form 20-F referenced above. A courtesy copy of this letter is being sent to the Staff via courier. For your convenience, prior to each response below we have restated the applicable Staff comment.

As a preliminary matter, we note that certain of our advisors had a brief teleconference with you on December 23, 2013, to discuss our plans for incorporating the Staff’s comments into future filings.  As our advisors explained, we believe that our future filings may materially benefit by giving due consideration to the Staff’s comments. However,  the disclosures contained in our Form 20-F for the fiscal year ended December 31, 2012 would not, in our view, be materially enhanced by addressing the Staff’s comments in an amendment to that filing.  We explain the reasons for our view in greater detail below.  Therefore, as our advisors indicated, we propose to incorporate the Staff’s comments in our future filings beginning with our Form 20-F for the fiscal year ending December 31, 2013.  We are currently in the process of preparing our fiscal year 2013 Form 20-F, and we anticipate that such annual report will be filed on EDGAR during March 2014. We believe that addressing the Staff’s comments in our upcoming 20-F and subsequent filings will provide the appropriate disclosures with respect to the matters raised in the Staff’s comments.

Elbit Systems Ltd.   Advanced Technology Center, P.O.B 539, Haifa 31053, Israel
Tel.: 972-4-8316404.    Fax: 972-4-8316944.    Email: j.gaspar@elbitsystems.com    Website: www.elbitsystems.com

Comment 1.

Item 5. Operating and Financial Review Prospects, page 41 Cost of Revenues and Gross Profit, page 48

1.
We note that your discussion does not address cost of revenues directly. In this regard, we believe your discussion should be enhanced with a discussion of the significant cost components included in cost of revenues, as a percentage or in dollar amounts, and changes to such cost components that had a material impact on your results of operations. Please give consideration to including a tabular presentation of these cost components, such as labor and material cost, to enhance the narrative discussion. See Instruction #4 to Item 303(a) of Regulation S-K and your response to us, dated September 17, 2008, which indicates you will revise your discussion and provide the applicable analysis regarding the cost of revenues in accordance with Interpretive Release 33 - 8350; 34 - 48960; FR - 72 (Dec. 29, 2003).

Response:

The Company generates revenues principally from long-term contracts involving the design, development, manufacture and integration of defense systems and products.  To a minor extent, the Company also derives revenues from support and services for such systems and products. Revenues from long-term contracts are recognized primarily using ASC 605-35, “Construction-Type and Production-Type Contracts”, according to which revenues are recognized on the percentage-of-completion basis.

The Company’s management reviews periodically the estimates of progress towards completion and project costs. These estimates take into consideration the probability of achievement of certain milestones, as well as other factors that might impact the contract’s completion and project costs. A number of internal and external factors affect the Company's cost estimates, including labor rates, estimated future prices of material and subcontracting, revised estimates of uncompleted work, efficiency variances, linkage to indices and exchange rates, customer specifications and testing requirement changes.   Based on such reviews, management determines a project’s estimated costs, which enables the Company to make a corresponding calculation of cost of revenues.

In addressing the SEC's comment, we collected and analyzed the percentages of the major components of our cost of revenues in the years 2010 – 2012, and based on such analysis we believe that changes in the major cost of revenues components during the applicable years were not material.  In response to the SEC’s comment, in our 2013 Form 20-F that we plan to file in March 2014, we will expand our disclosure and include a discussion regarding significant changes (if any) in the major cost of revenues components.

The following disclosure (from our 2012 20-F) has been revised to illustrate the suggested disclosure to be added in future filings to reflect a discussion of changes in our major cost of revenues components (revisions are marked in underlined italics for the convenience of the Staff):

Elbit Systems Ltd.   Advanced Technology Center, P.O.B 539, Haifa 31053, Israel
Tel.: 972-4-8316404.    Fax: 972-4-8316944.    Email: j.gaspar@elbitsystems.com    Website: www.elbitsystems.com

Cost of Revenues and Gross Profit

Cost of revenues in 2012 was $2,072.7 million (71.8% of revenues) as compared to $2,085.5 million (74% of revenues) in 2011. Cost of revenues in 2011 included an expense of $72.8 million (2.6% of revenues) related to the cessation of a program with a foreign customer (See Item 18. Financial Statements – Note 1(C).) Without the 2011 program cessation expense, the margins in both years are comparable.

Our major components of cost of revenues are (i) wages and related benefits costs, (ii) subcontractors and material consumed and (iii) manufacturing expenses (including depreciation and amortization). The amounts and percentage of those components in 2012 and 2011 were as follows:

Wages and related benefits costs in 2012 constituted 39% of cost of revenues as compared to 40% of cost of revenues in 2011. The total cost of wages and related benefits in 2012 was approximately $800 million, similar to that in 2011.

Subcontractors and material consumed costs in 2012 constituted 47% of cost of revenues as compared to 48% of cost of revenues in 2011. The total amount of subcontractors and material consumed costs in 2012 was approximately $1 billion, similar to that in 2011.

Manufacturing expenses in both 2012 and 2011 constituted 14% of cost of revenues. The total cost of manufacturing expenses in 2012 was approximately $300 million, similar to that in 2011.

In the periods described, changes in our cost of revenues and cost of revenues components were not material, except the expenses related to the cessation of a program mentioned above. We have not identified any developing trends in cost of revenues that we believe would have a material impact on our future operations.

Gross profit for the year ended December 31, 2012 was $815.9 million (28.2% of revenues), as compared with gross profit of $732.0 million (26.0% of revenues) in the year ended December 31, 2011. The gross profit margin in 2012 increased mainly as a result of the mix of programs sold in the year. The gross profit in 2011 was reduced by an expense of $72.8 million (2.6% of revenues) related to the cessation of a program with a foreign customer.

Comment 2.

Contractual Obligations, page 57

2.
Please expand your table to disclose, at a minimum, the amount of scheduled interest payments on your long-term debt obligations (i.e., fixed and variable rate). You may determine the appropriate methodology to estimate the interest payments. Your methodology and significant assumptions should be disclosed in a footnote to the table. If the amount of interest on variable rate debt cannot be reliably estimated, please disclose this fact and state the significant terms of the obligations.

Elbit Systems Ltd.   Advanced Technology Center, P.O.B 539, Haifa 31053, Israel
Tel.: 972-4-8316404.    Fax: 972-4-8316944.    Email: j.gaspar@elbitsystems.com    Website: www.elbitsystems.com

Response:

We note the Staff's comment to include disclosure on scheduled interest payments on our long-term debt obligations in accordance with Regulation 229.303, Management’s discussion and analysis of financial conditions and results of operation, paragraph (a)(5).

Although we believe our scheduled interest payments have been immaterial with respect to our long-term debt obligations, in future filings we will include a disclosure of the estimated scheduled interest payments as a separate line item and describe the methodology used to estimate the interest payments.

The following table (from our 2012 20-F) has been revised to illustrate the suggested disclosure to be added in future filings to reflect the scheduled interest payments on our long-term debt obligations and Series A Notes and the methodology used to determine the scheduled interest payments on our variable interest rate debt obligations (revisions are marked in underlined italics for the convenience of the Staff):

Contractual Obligations		Less than			More than
	Total	1 year	2-3 years	4-5 years	5 years
		(U.S. dollars in millions)

1. Long-Term Debt Obligations	208	32	174	2	–
2. Series A Notes	467	58	117	117	175
3. Interest payments*	65	14	23	17	11
4. Operating Lease Obligations	210	34	50	33	93
5. Purchase Obligations**	949	741	172	32	4
6. Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under U.S. GAAP***	–	–	–	–	–
7. Other Long-Term Liabilities****	–	–	–	–	–
Total	1,899	879	536	199	283

*
All our long-term debt borrowings and Series A Notes bear interest at variable rates, which are indexed to LIBOR (plus a fixed spread). For long-term fixed rate borrowings (mainly Series A Notes) we use variable interest rate swaps, effectively converting our long-term fixed rate borrowings to long-term variable rate borrowings indexed to LIBOR (See also Item 18 Financial Statements - Notes 15 and 16).

Elbit Systems Ltd.   Advanced Technology Center, P.O.B 539, Haifa 31053, Israel
Tel.: 972-4-8316404.    Fax: 972-4-8316944.    Email: j.gaspar@elbitsystems.com    Website: www.elbitsystems.com

To estimate the scheduled interest payments related to Series A Notes, we applied the future expected interest rates that were used for calculating the fair value of our interest rate swap at the balance sheet date. To estimate the scheduled interest payments related to our other long-term debt obligations we used the LIBOR (plus a fixed spread) interest rates that were effective at the balance sheet date. The majority of our long-term debt obligations are scheduled to be repaid within a period of 2-3 years.

**	For further description of the Purchase Obligations see above “Long-Term Arrangements and Commitments – Purchase Commitments” and See Item 18. Financial Statements – Notes 20(D) and 20(H).

***
The obligation amount does not include an amount of $408 million of pension and employee termination liabilities. See Item 18. Financial Statements – Notes 2(R) and 17. The obligation amount also does not include an amount of $53 million of tax reserve related to uncertain tax positions. See Item 18. Financial Statements – Note 18. Due to the nature of these obligations, there can be significant uncertainties associated with the timing of payments.

****	See below “Off-Balance Sheet Transactions”.

Comment 3.

Item 11. Quantitative and Qualitative Disclosures About Market Risk, page 95

3.
In risk factor disclosures, on page 7, you indicate that you face risks of changes in costs under fixed-priced contracts. To the extent that the risk of changes in estimated costs under fixed price contracts is due to commodities pricing, it appears that you should revise your disclosure to include a discussion regarding price volatility of such materials. Such a discussion should include a corresponding sensitivity analysis disclosing the impact that changes in price would have on your results of operations, if material.

Response:

The Company is generally not dependent on the market costs of particular commodities that may be used in the production of our products.  Therefore, price volatility relating to the cost of commodities does not materially impact the cost of our projects, including those performed under fixed-price contracts.  The risk of changes in the estimated costs of our fixed-price contracts relates primarily to the general risks related to our business as described under item 3 Risk Factors. We will modify our future risk factors accordingly.

Elbit Systems Ltd.   Advanced Technology Center, P.O.B 539, Haifa 31053, Israel
Tel.: 972-4-8316404.    Fax: 972-4-8316944.    Email: j.gaspar@elbitsystems.com    Website: www.elbitsystems.com

Comment 4.

Note 2- Significant Accounting Policies, page F-14

T. Revenue Recognition, page F-21

4.
On page F-22, you indicate that you periodically review estimates of progress towards completion and project costs. You also indicate that if any of the factors were to change, it is possible that materially different amounts would be reported on your consolidated financial statements. In this regard, please tell us and consider disclosing that revisions of such estimates were not material. If you have material revisions to your estimates, please revise your disclosures to comply with ASC Topic 605-35-50-9 through 10.

Response:

As described in our 2012 Form 20-F, we generate revenues principally from long-term contracts which are accounted for under ASC 605-35, Construction-Type and Production-Type Contracts, using the Percentage-of-Completion ("POC") method. Under this method the changes in estimated revenues and/or estimated project costs are recorded in the period the applicable change is reasonably determinable, based on the inception-to-date effect of such changes (on a “cumulative catch-up” basis). The amount of a cumulative catch-up basis in the contract estimated total costs is charged to cost of goods sold ("COGS") and is reflected in the reported gross profit in the consolidated financial statements. Changes in performance costs estimates, which result in an anticipated loss on contracts, are charged to COGS when they are probable and reasonably determinable by management. We review the actual costs and estimated costs to complete of our long-term contracts on a quarterly basis. In addition, we periodically monitor the impact on COGS of changes in estimated contract performance costs that result from cumulative catch-up cost adjustments.

The nature of our numerous contracts is such that refinements of the estimated performance costs for a project  may occur for various reasons,  including: change orders and contract price adjustments,  provision for loss, significant technical and development matters encountered in performance of contracts and contract cost changes that may occur in situations where: (a) identified contract risks cannot be resolved within the cost estimates included in our contract Estimated Costs at Completion  ("EAC");   (b) new or unforeseen risks or cost growth occur that must be incorporated into the contract EAC; or (c) gains or losses could be anticipated upon receipt of contracts or related to terminated contracts.

To the extent the net change in our contract performance costs estimates, as a result of the use of the cumulative catch-up method of accounting on our COGS (which we believe is the appropriate caption of change in the applicable performance indicator in accordance with ASC 250-10-50-4), is material, we disclose the effects of such material change in contract costs as required by ASC 250-10-50-4 on a single contract basis. For an example of this disclosure, please see our disclosures in Note 1(C) in our Form 20-F for the fiscal year ended December 31, 2011, filed on March 14, 2012, related to the effect of cessation of a contract.

Elbit Systems Ltd.   Advanced Technology Center, P.O.B 539, Haifa 31053, Israel
Tel.: 972-4-8316404.    Fax: 972-4-8316944.    Email: j.gaspar@elbitsystems.com    Website: www.elbitsystems.com

For each of the fiscal years ended December 31, 2012, 2011 and 2010, except for material discrete events disclosed in item 5 of the 20-F and the footnotes to the consolidated financial statements, we do not believe there is a significant event or single contract adjustment that is material individually or in the aggregate.  Accordingly, we believe our current disclosure meets the requirements of ASC 605-35-50-9 through 50-10. We will continue to periodically analyze the need to disclose the impact on COGS of changes in estimates on our EAC.

Finally, please note that the net aggregate effect of the change in EAC of our contracts in each of the reporting periods was immaterial. These changes increased/(decreased) our COGS  by approximately $36.0 million (1.74% of COGS and 4.41% of gross profit), $(26.8) million (1.28% of COGS and 3.66% of gross profit) and $(6.7) million (0.36% of COGS and 0.84% of gross profit) for the years ended December 31, 2012, December 31, 2011 and December 31, 2010, respectively.

We propose the following additional disclosure in our future filings, commencing with our 2013 Form 20-F (revisions are marked in underlined italics for the convenience of the Staff):

 We generate revenues principally from long-term contracts which are accounted for under ASC 605-35, Construction-Type and Production-Type Contracts, using the Percentage-of-Completion ("POC") method. Under this method the changes in estimated revenues and/or estimated project costs are recorded in the period the change in estimated total performance costs is reasonably determinable, based on the inception-to-date effect of such changes (on a “cumulative catch-up” basis). The cumulative catch-up basis in the contract estimated total costs are charged to cost of goods sold ("COGS") and is reflected in the reported gross profit in the consolidated financial statements. Changes in performance costs estimates, which result in an anticipated loss on contracts, are charged to COGS when they are probable and reasonably determinable by management. We review the actual costs and the estimated costs to complete of our long-term contracts on a quarterly basis. In addition, we periodically monitor the impact on COGS of changes in estimated contract performance costs that result from cumulative catch-up cost adjustments.

The nature of our numerous contracts is such that refinements of the estimated performance costs for a project  may occur for various reasons,  including: change orders and contract price adjustments,  provision for loss, significant technical and development matters encountered in performance of contracts and contract costs changes that may occur in a situation where: (a) identified contract risks cannot be resolved within the cost estimates included in our contract estimated costs at completion  ("EAC");   (b) new or unforeseen risks or cost growth occur that must be incorporated into the contract EAC; or (c) gains or losses could be anticipated upon receipt of contracts or related to terminated contracts.

These adjustments may result from positive program performance as a decrease in COGS during the period. Likewise, these adjustments may result in an increase in COGS if we determine we will not be successful in mitigating these risks or realizing related opportunities.

Elbit Systems Ltd.   Advanced Technology Center, P.O.B 539, Haifa 31053, Israel
Tel.: 972-4-8316404.    Fax: 972-4-8316944.    Email: j.gaspar@elbitsystems.com    Website: www.elbitsystems.com

Our COGS included net EAC adjustments resulting from changes in estimates of approximately $XXX million (X.XX% of COGS and X.XX% of gross profit), $36.0 million (1.74% of COGS and 4.41% of gross profit) and $(26.8) million (1.28% of COGS and 3.66% of gross profit) for the three years ended December 31, 2013, December 31, 2012 and December 31, 2011, respectively.

If there will be no material net EAC adjustments we will add the following disclosure:

Accordingly, during the above-mentioned period there were no material net EAC adjustments to COGS.

If the adjustments will be material we will add the following disclosure:

These adjustments increased/(decreased) our net income by approximately $XXX million ($X.XX per diluted share), $XXX million ($X.XX per diluted share) and $XXX million ($X.XX per diluted share) for the years ended December 31, 2013 December 31, 2012 and December 31, 2011, respectively.

Comment 5.

5.
We note your disclosures on pages F-22 and F-23 with regard to multiple element arrangements. While you provide a discussion of the factors, input assumptions, and methods used to determine selling price overall, it is not clear how your current disclosures comply with requirements set forth in ASC Topic 605-25-50-2. Please advise.

Response:

The Company considered the disclosure requirements of FASB ASC 605-25-50-2(a - h) as follows:

a.	The nature of its multiple-deliverable arrangements; and
b.	The significant deliverables within the arrangements

As mentioned above, the Company's contract arrangements typically include fixed price long-term contracts involving design, development, manufacture and integration of defense systems and products involving customer tailored specifications and adaptation to new and existing technologies. The Company’s systems and products may be sold as stand-alone systems or as key components to systems of other major defense contractors that require successful operation and integration of our systems and products. Due to the nature of our systems and products we often provide our customers with: (i) services that mainly include maintenance and support services following successful integration and/or (ii) buy-back obligations.

Elbit Systems Ltd.   Advanced Technology Center, P.O.B 539, Haifa 31053, Israel
Tel.: 972-4-8316404.    Fax: 972-4-8316944.    Email: j.gaspar@elbitsystems.com    Website: www.elbitsystems.com

This is disclosed in Form 20-F, Note 2(T) – Significant Accounting Policies, Revenue Recognition, p. F-22 – F-23 (language marked with a strikethrough will be replaced in our future filings with language marked with an underline):

"In cases where the contract involves the delivery of products and performance of services, or other obligations such as buy-back (See Note 20(B)), the Company follows the guidelines specified in ASC 605-25, “Revenue Recognition – Multiple-Element Arrangements” in order to allocate the contract consideration between the identified different elements using the relative selling price method to allocate the entire arrangement consideration.

The Company’s service revenues include contracts primarily for rendering of ~~the provision of supplies~~ services other than those associated with our design, development or manufacturing and production activities. It may be a stand-alone service contract or a service element, which was separated from the design, development or production contract according to the criteria established in ASC 605-25. Our service contracts primarily include operation and maintenance contracts, outsourcing-type arrangements, return and repair contracts, training, installation service, etc…"

Further, the following is disclosed in Form 20-F, Note 20(B) – Commitments and Contingent Liabilities, Commitments in Respect of Long-Term Projects:

"… Buy-back programs generally extend at least over the relevant commercial contract period and may provide for penalties in the event the Company fails to perform in accordance with buy-back requirements. In some cases the Company provides guarantees in connection with the performance of its buy-back obligations."

c.	The general timing of delivery or performance of service for the deliverables within the arrangements

When systems and products are delivered, the remaining undelivered elements are limited to maintenance and support or completion of buy-back obligations. The commencement of maintenance and support services is typically upon successful integration or the supply of systems and products. The maintenance and support services may generally take from one to four years after delivery or integration, depending on the nature of the systems and products sold and the contractual term of the arrangement.  Completion of buy-back obligations may occur at any point within the term of the specific buy-back obligation arrangement and is not related to the functionality of our systems and products. The Company defers the estimated selling price of these services and/or products until such services are performed or buy-back obligation is fulfilled.

This is disclosed in Form 20-F, Note 20(B) – Commitments and Contingent Liabilities, Commitments in Respect of Long-Term Projects:

Elbit Systems Ltd.   Advanced Technology Center, P.O.B 539, Haifa 31053, Israel
Tel.: 972-4-8316404.    Fax: 972-4-8316944.    Email: j.gaspar@elbitsystems.com    Website: www.elbitsystems.com

"… Buy-back programs generally extend at least over the relevant commercial contract period and may provide for penalties in the event the Company fails to perform in accordance with buy-back requirements. In some cases the Company provides guarantees in connection with the performance of its buy-back obligations."

In future filings we will include disclosure on timing of performance of our maintenance and support services.

d.	Performance-, cancellation-, termination-, and refund-type provisions

Re: Performance:

The Company considers the risk of guaranty of performance, and where the probability of the risk is considerable a provision is recorded.

Re: Cancellation-, termination-, and refund-type provisions:

There are generally no cancellation, termination or refund-type provisions.

There is typically no right of product return.

The customer typically is obligated to pay 100% of the arrangement price, and the Company has no general practice of granting concessions related to final payments.

This is disclosed in Form 20-F, Note 2(T) – Significant Accounting Policies, Revenue Recognition, p. F-22:

"…In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases, revenue is recognized when the Company expects to perform its contractual obligations, and its customers are expected to satisfy their obligations under the contract."

e.
A discussion of the significant factors, inputs, assumptions, and methods used to determine selling price (whether vendor-specific objective evidence, third-party evidence, or estimated selling price) for the significant deliverables

Once the Company has established separate units of accounting underlying a contract, the Company then takes the next step as outlined in ASC 605-25 to allocate amounts to each unit of accounting.

This is disclosed in Form 20-F, Note 2(T) – Significant Accounting Policies, Revenue Recognition, p. F-22 – F-23:

Elbit Systems Ltd.   Advanced Technology Center, P.O.B 539, Haifa 31053, Israel
Tel.: 972-4-8316404.    Fax: 972-4-8316944.    Email: j.gaspar@elbitsystems.com    Website: www.elbitsystems.com

"In cases where the contract involves the delivery of products and performance of services, or other obligations such as buy-back (See Note 20 (B)), the Company follows the guidelines specified in ASC 605-25, “Revenue Recognition – Multiple-Element Arrangements” in order to allocate the contract consideration between the identified different elements using the relative selling price method. The selling price for each element would be allocated by using a hierarchy of: (1) Vendor Specific Objective Evidence (“VSOE”); (2) third-party evidence of the selling price for that element; or (3) estimated selling price (“ESP”). The Company generally uses the ESP since VSOE or third-party evidence of the selling price typically is unavailable for individual elements of an arrangement.

The Company determines ESP for the purposes of allocating the consideration to individual elements of an arrangement by considering several external and internal factors including, but not limited to, pricing practices, margin objectives, geographies in which the Company offers products and services and internal costs.

The determination of ESP is judgmental and is made through consultation with and approval by management."

f.	Whether the significant deliverables in the arrangements qualify as separate units of accounting, and the reasons that they do not qualify as separate units of accounting, if applicable

The significant deliverables in an arrangement that may qualify as separate units of accounting are identified based on the specific terms of each contract and the timing of the deliverables included. While products and services are often bundled into a large long-term turnkey contract, the Company also sells separately its systems and products, excluding services, in cases where the customer has the capabilities to operate and maintain our systems and products without guidance and supervision of the Company's personnel. The specific facts and circumstances of the arrangement are used to validate whether the delivered element has value on a stand-alone basis and should be considered a separate unit of accounting.

This is disclosed in Form 20-F, Note 2 – Significant Accounting Policies, Revenue Recognition, p. F-21:

“In cases where the contract involves the delivery of products and performance of services, or other obligations, we follow the guidelines specified in ASC 605-25, “Multiple-Element Arrangements”, in order to allocate the contract consideration between the identified different elements using the relative selling price.”

Elbit Systems Ltd.   Advanced Technology Center, P.O.B 539, Haifa 31053, Israel
Tel.: 972-4-8316404.    Fax: 972-4-8316944.    Email: j.gaspar@elbitsystems.com    Website: www.elbitsystems.com

g.	The general timing of revenue recognition for significant units of accounting

Our most significant unit of accounting is related to our revenues generated principally from long-term contracts involving the design, development, manufacture and integration of defense systems and products. In addition, to a minor extent, the Company provides support and services for such systems and products.  Revenues from long-term contracts are recognized primarily using ASC 605-35, “Construction-Type and Production-Type Contracts”, according to which revenues are recognized on the percentage-of-completion basis. To a lesser extent, revenues generated from maintenance services and/or buy-back obligations are accounted for as separate units of accounting, and the Company recognizes revenue when the earnings process is completed and the following criteria are met:

1. Persuasive evidence of an arrangement exists;
2. Delivery has occurred;
3. The price is fixed or determinable; and
4. No further obligation exists and collectability is reasonably assured.

When a system or product is delivered the remaining undelivered elements in the arrangement are generally limited to maintenance and support services or buy-back obligations. The Company defers the estimated selling price of these products or services until delivery of such products or performance of such services or buy-back obligation. The performance of such services could be extended to more than the typical three years from the date of product delivery.

This is disclosed in Form 20-F, Note 2 – Significant Accounting Policies, Revenue Recognition, p. F-21 – F-22 (language marked with a strikethrough will be replaced in our future filings with language marked with an underline):

"In cases where the contract involves the delivery of products and performance of services, or other obligations such as buy-back (See Note 20(B)), the Company follows the guidelines specified in ASC 605-25, “Revenue Recognition – Multiple-Element Arrangements” in order to allocate the contract consideration between the identified different elements using the relative selling price method.

Service revenues include contracts primarily for the ~~provision of supplies~~ rendering of ~~or~~ services other than those associated with our design, development or production activities. It may be a stand-alone service contract or a service element, which was separated from the design, development or production contract according to the criteria established in ASC 605-25.”

In future filings we will include further disclosure to clarify the timing of recognition of these units of accounting. The following is our suggested disclosure:

"Such service revenues are recognized in accordance with SAB 104 ratably over the service period, which may extend beyond the typical three years after delivery of the product, and when all other revenue recognition criteria are met. Buy-back obligations are recognized upon fulfillment, generally when the related products have been delivered or services have been rendered."

Elbit Systems Ltd.   Advanced Technology Center, P.O.B 539, Haifa 31053, Israel
Tel.: 972-4-8316404.    Fax: 972-4-8316944.    Email: j.gaspar@elbitsystems.com    Website: www.elbitsystems.com

h.
Separately, the effect of changes in either the selling price or the method or assumptions used to determine selling price for a specific unit of accounting if either one of those changes has a significant effect on the allocation of arrangement consideration.

During the period covered by our financial statements, there have been no changes in either the selling price or the method or assumptions used to determine selling price that would have a significant effect on the allocation of arrangement consideration; therefore, we do not believe this disclosure is applicable.

Comment 6.

Note 6- Investments in Affiliated Companies, Partnerships and Other Companies, page F-30 B. Investments in companies accounted for under the equity method, page F-31

6.
We note that you hold a 50.1% interest in Opgal and a 51% interest in an Asian Company. While you indicate that you jointly control Opgal with Rafael and that your partner in the Asian company has participation rights in the day-to-day operations, please provide us with more details regarding these arrangements. In particular, please provide us with your analysis that such investments are not controlled by you. In addition, please provide us with your basis in the accounting literature used in arriving at your conclusion that you do not control these two entities. Your discussion should include more details of the joint control agreement with Rafael as well as a discussion of the participation rights in day-to-day operations in the Asian company by your partner, including whether or not such participation rights are considered substantive.

Response:

Our analysis relating to control in the above-mentioned entities followed the consolidation model under ASC 810, Consolidation.

The following sets forth the key terms of the arrangements applying to our control of these entities and illustrates the substantive participating rights of our partners in these investments:

Opgal Optronics Industries Ltd. ("Opgal")

Opgal, an Israeli company, provides commercial applications of thermal imaging and electro-optic technologies.

Opgal has the necessary characteristics of a business under ASC 805, such as long-lived assets, intellectual property and employees. It has the necessary processes such as R&D, strategic, management and operational processes, and it generates revenues. Based on these factors, we concluded that Opgal is a business under ASC 805.

Elbit Systems Ltd.   Advanced Technology Center, P.O.B 539, Haifa 31053, Israel
Tel.: 972-4-8316404.    Fax: 972-4-8316944.    Email: j.gaspar@elbitsystems.com    Website: www.elbitsystems.com

The financial interests and the voting rights in Opgal are split equally between us and Rafael Advanced Defense Systems Ltd. ("Rafael"), a company owned by the Israeli government.

Since Opgal does not qualify for the scope exceptions of ASC 810-10-15-17, we analyzed whether Opgal is considered a VIE. We concluded Opgal is not a VIE, as Opgal is a self-sustained entity and does not require additional subordinated financial support to finance its activities by any parties, including its equity holders, and we and Rafael make the decisions to direct the significant activities of Opgal through our equity interests. Accordingly, our consolidation analysis focused on the voting model and whether Rafael has substantive participating rights as described in ASC 810-10-25-11.

We hold 50.000001% of the ordinary shares; however, we and Rafael have equal voting rights, and we and Rafael in fact share equally in the expected losses and residual returns of Opgal.

The board of directors consists of up to 10 members with an equal number of members allocated to each shareholder at any given time. Currently, there are 8 members – 4 to each of us and Rafael. Each member has one vote.

All major decisions are made by a majority vote of the board of directors, rather than at the general meetings of shareholders. No director has a casting vote in the event of deadlock. The following are examples of such decisions that are made by a majority vote of the board of directors:

i.	The election of the Chairman of the Board;

ii.	The appointment of or employment termination of the General Manager;

iii.	Establishing operating and capital decisions of the entity, including budgets, in the ordinary course of business; and

iv.	Distribution of dividends.

Under ASC 810-10-25-11, the rights noted in the preceding paragraph are substantive participating rights because, in the aggregate, the rights allow Rafael to effectively participate in decisions that occur as part of the ordinary course of Opgal’s business and are significant factors in directing and carrying out the activities of the business.

Based on the abovementioned factors, we concluded that we have no control and do not have the unilateral power to make decisions on the day-to-day operations of Opgal. Accordingly, we account for our investment in Opgal under the equity method of accounting.

Investment in an Asian limited liability partnership (the "Asian company")

During 2012, we invested in an Asian company in an amount of approximately $2,789 thousand for 51% of the participating interests and voting interests in the general meeting of the participants. Our partner has a 49% interest. The Asian company is engaged in the assembly and maintenance of communication equipment, mainly to its local government’s defense agency.

Elbit Systems Ltd.   Advanced Technology Center, P.O.B 539, Haifa 31053, Israel
Tel.: 972-4-8316404.    Fax: 972-4-8316944.    Email: j.gaspar@elbitsystems.com    Website: www.elbitsystems.com

In our analysis, we concluded that the Asian company is a VIE in accordance with ASC 810-10-15-14, as it requires additional subordinated financial support, mainly to finance its activities in the defense market. Once we concluded the Asian company is a VIE, we  established whether we are the primary beneficiary as described in ASC 810-10-25-38A, which states, among other factors, that a reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

a.	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance; and

b.	The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The following are key terms of the Asian company’s charter:

i.	The governing bodies of the Asian company include the general meeting of the participating interest holders and a supervisory board.

ii.
The Asian company has a supervisory board for the purpose of providing overall supervision and direction on the Asian company’s operations. The supervisory board consists of 5 directors - 3 members appointed by Elbit and 2 members appointed by the 49% participating interest holder. A quorum requires at least one member of each participating interest holder. Each member has one vote.

iii.
Although we have 51% voting rights in the general meeting of the participants and 3 out of 5 members of the supervisory board, the general manager of the Asian company is appointed only by the 49% participating interest holder, so long as it holds a participating interest in the Asian company. In fact, the current general manager of the Asian company is the son of the holder of the 49% participating interest. The general manager is authorized to manage the day-to-day activities of the Asian company.

iv.	The approval of the yearly budget requires mutual agreement of the participating interest holders.

v.	Changes to the yearly budget require mutual agreement of the participating interest holders.

vi.	Agreements on the sale of military products above $50 thousand are subject to the approval of the supervisory board and subject to the mutual agreement of the participating interest holders.

vii.	Distributions of profits are subject to the approval of the general meeting of the participating interest holders by a regular majority vote.

In addition, the terms of employment of the general manager are mutually agreed by the participating interest holders.

Elbit Systems Ltd.   Advanced Technology Center, P.O.B 539, Haifa 31053, Israel
Tel.: 972-4-8316404.    Fax: 972-4-8316944.    Email: j.gaspar@elbitsystems.com    Website: www.elbitsystems.com

We concluded we do not have control based on the above since major decisions of the participating interest holders are mutually agreed, and the general manager is appointed by our partner.

Under ASC 810-10-25-11, the rights granted to the 49% participating interest holder noted in the preceding paragraph are substantive participating rights because, in the aggregate, the rights allow the 49% participating interest holder to effectively participate in decisions that occur as part of the ordinary course of the Asian company’s business and are significant factors in directing and carrying out the activities of the business.

As noted above, the concept of power requires us to identify which activities most significantly impact a VIE’s economic performance and which party has the ability to make the decisions about those activities. Based on the above-mentioned factors, we concluded that even though we have the power to appoint the majority of the members of the supervisory board, we do not have control and do not have the power to direct the activities of the Asian company that most significantly impact the economic performance of the Asian company. Accordingly, we concluded that we are not the primary beneficiary of the Asian company. As a result, we account for our investment in the Asian company under the equity method of accounting.

* * *

We acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Elbit Systems Ltd.

By: /s/ Joseph Gaspar___________________________ Name: Joseph Gaspar Title: Executive Vice President & Chief Financial Officer

cc:        David Block Temin, Adv., Elbit Systems Ltd.
Timothy I. Kahler, Esq., Troutman Sanders LLP
Michael Marciano, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global

Elbit Systems Ltd. Advanced Technology Center, P.O.B 539, Haifa 31053, Israel
Tel.: 972-4-8316404. Fax: 972-4-8316944. Email: j.gaspar@elbitsystems.com Website: www.elbitsystems.com